

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Pankaj Khanna
Chief Executive Officer and Director
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

> **Re: Heidmar Maritime Holdings Corp.**
> **Amendment No. 2 to Draft Registrant Statement on Form F-4**
> **Submitted November 15, 2024**
> **CIK No. 0002029471**

Dear Pankaj Khanna:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-4 submitted November 15, 2024

What vote is required to approve the proposals..., page 6

1.   We note your response to prior comment 1. Please continue to update your disclosure to reflect the status of the contemplated amendment described in your revisions. In this regard, please also note that your Background of the Business Combination section should also be updated to reflect any negotiations that may occur. Additionally, please ensure that your updated disclosure clearly explains the meaning of the term "minimum percentage" with respect to the voting agreements.

Risk Factors, page 41

2.   We note that following the closing of the Business Combination, the Heidmar
        Shareholders will enter into a Shareholders Agreement which will govern their rights
        as controlling shareholders of Holdings. Provide risk factor disclosure that
        specifically addresses the risks associated with this agreement and the preemptive
        rights that the Heidmar Shareholders will have following the Business Combination.

        Please contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-
3796 if you have questions regarding comments on the financial statements and related
matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Keith Billotti